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                                                                    EXHIBIT 99.3

                                                                     [LOGO(TIW)]
FORWARD-LOOKING STATEMENTS

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

ABOUT MOBIFON HOLDINGS B.V.

MobiFon Holdings, incorporated in the Netherlands, holds TIW's 57.1% indirect equity interest in MobiFon S.A., a major provider of GSM wireless telecommunications services in Romania.

ABOUT TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Cesky Mobil a.s. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

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FOR INFORMATION:
----------------

MEDIA:                                    INVESTORS:
MARK BOUTET                               SERGE DUPUIS
Telesystem International Wireless Inc.    Telesystem International Wireless Inc.
Tel.: (514) 673-8406                      Tel.: (514) 673-8443
mboutet@tiw.ca                            sdupuis@tiw.ca

Our web site address is: www.tiw.ca